[Cohoes logo]                                                    [Hudson logo]






                                                                August 7, 2000
Dear Shareholder:

     Your vote is extremely important! Please sign, date and return the enclosed WHITE proxy card today and vote 'FOR' our upcoming merger of equals. Do not be confused by any materials or calls that you may receive from others trying to break up our pending merger. DISCARD immediately any gold, blue or green proxy cards that you receive.

CREATING GREATER SHAREHOLDER VALUE WITHOUT A 'SALE'

     Our merger is NOT a sale of your company. We are combining forces to create a STRONG FRANCHISE with GREAT POTENTIAL for GROWTH, INCREASED EARNINGS and INCREASED SHAREHOLDER VALUE. Our merger of equals is not a sale because:

     * Cohoes will have EQUAL REPRESENTATION on the Board of Directors of the combined entity, as well as on the senior management team.

     * Cohoes shareholders will have a SUBSTANTIAL EQUITY INTEREST in the combined entity and will benefit from the INCREASED GROWTH and INCREASED EARNINGS.

     * The combined entity will be called Cohoes-Hudson Bancorp, Inc. and will retain the Cohoes trading symbol COHB.

     The value of the Hudson River stock to be received by Cohoes shareholders has substantially increased since we signed our agreement in April. The value of the stock to be received is now over $112 million as of July 31, 2000.

OTHER PROPOSED PRICES ARE CLEARLY INADEQUATE

     Two other companies have proposed HIGHLY CONDITIONAL acquisitions of Cohoes and Hudson River at VERY INADEQUATE PRICES. These other proposals would involve a sale of your company at what we consider to be 'bargain basement' prices. The following table compares these other prices with average premiums paid in sales of other thrift institutions:


                                   Premium to Tangible          Core Deposit
                                       Book Value                  Premium
                                   -------------------          ------------
TrustCo's announced price for COHB      105.1%                       1.4%
Ambanc's announced price for COHB       108.3%                       2.3%
TrustCo's announced price for HRBT      113.5%                       3.8%

Average premium for all other pending
  thrift acquisitions                   145.7%                      11.2%
Average premium for all thrift
  acquisitions completed since
  September 30, 1999                    158.5%                      10.1%

     The above table shows that TrustCo and Ambanc are trying to STEAL our banks by paying a price that is simply way too low. We believe only TrustCo or Ambanc will benefit if you listen to them. DISCARD immediately any gold, blue or green proxy cards that you receive.

TRUSTCO - INADEQUATE PRICE PAID IN GROSSLY OVERVALUED STOCK

     * Ridiculously cheap price - well below other sale premiums.

     * Overvalued stock - trades at nearly 4x book value. We believe TrustCo's stock is especially overvalued when compared to Hudson River's stock, which trades at less than book value.

     * Earnings per share would decline - TrustCo's pro formas show a decline of over 14% if they acquire both Cohoes and Hudson River, which could cause their stock price to decline.

     * Cohoes shareholders lose - lose over $9 per share in tangible book value and lose the opportunity to receive a real sale premium.

     * Hudson shareholders lose - lose over $6 per share in tangible book value and lose the opportunity to receive a real sale premium.

AMBANC - INADEQUATE PRICE WITH NO ABILITY TO PAY

     * Ridiculously cheap price - well below other sale premiums.

     * No ability to pay - Ambanc has INSUFFICIENT capital to complete its offer.

     * Adverse tax effect - you would owe capital gains tax under the Ambanc proposal, which substantially reduces the value of Ambanc's proposal.

     * No 'UPside' potential - you pay taxes and have no continuing equity interest.

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COHOES/HUDSON RIVER - THE ONLY REAL CHOICE

     * Will increase earnings and increase growth - benefits all shareholders.

     * Cash dividends to increase

     * Stock repurchases to continue

     * Increases the value of our franchise - benefits all shareholders.

     We, the directors of Cohoes and Hudson River, UNANIMOUSLY urge you to SIGN, DATE and RETURN the enclosed WHITE proxy voting 'FOR' the Cohoes/Hudson River merger.

     Please discard any gold, blue or green proxies you receive. Even if you have already returned your proxy, we still urge you to return the enclosed WHITE one. Only the 'latest dated' proxy counts, and some proxies get lost in the mail.

     We greatly appreciate your faith and confidence in us. We assure you that we will always do our best to maximize your investment.


    Cohoes Board of Directors              Hudson River Board of Directors
-------------------------------------   -------------------------------------

Arthur E. Bowen    J. Timothy O'Hearn   Stanley Bardwell,M.D. William H. Jones

Peter G. Casabonne   R. Douglas Paton   William E. Collins    Joseph W. Phelan

Michael L. Crotty   Harry L. Robinson   Carl A. Florio        Marcia M. Race

Chester C. DeLaMater Walter H. Speidel  Joseph H. Giaquinto   Earl Schram, Jr.

Frederick G. Field, Jr. Donald A. Wilson Marilyn A. Herrington

Duncan S. MacAffer













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                              VERY IMPORTANT

IF you have any questions about HOW to vote "FOR" the Cohoes/Hudson River Merger, please call our proxy solicitor, Regan & Associates, Inc. at (800) 737-3426.

As a general rule, our "WHITE" proxy should be returned ONLY in the prepaid envelope that was supplied to you. IF your shares are held by a broker or bank, it is necessary that your proxy instructions be returned to them FIRST, IN WRITING, so that they can issue a vote on your behalf.

PLEASE NOTE:   ALL votes that WERE cast by you EITHER by TELEPHONE or
               INTERNET can NOT be counted.  Proxy rules REQUIRE a WRITTEN
               INSTRUCTION so you MUST return the "WHITE" proxy FORM itself in order for your vote to be counted!

This letter may contain forward-          Hudson River has filed a
looking statements within the             Registration Statement on Form S-4
meaning of the Private Securities         concerning the merger with the
Litigation Reform Act of 1995 that        United States Securities and
involve risk and uncertainty.  It         Exchange Commission which includes
should be noted that a variety of         the joint merger proxy
factors could cause the combined          statement/prospectus already sent to
company's actual results and              you.  In addition, Hudson River and
experience to differ materially from      Cohoes each intend to file a
the anticipated results or                Solicitation/Recommendation
expectations expressed in the             Statement with the United States
forward-looking statements.               Securities and Exchange Commission
                                          in response to any Tender Offer
The risks and uncertainties that may      Statement to be filed by TrustCo
affect the operations, performance,       Bank Corp NY or, in the case of
development, growth projections and       Cohoes, Ambanc Holding Co., Inc.  WE
results of the combined company's         URGE INVESTORS TO READ THESE
business include, but are not             DOCUMENTS BECAUSE THEY CONTAIN
limited to, the growth of the             IMPORTANT INFORMATION.  Investors
economy, interest rate movements,         are currently able to obtain the
timely development by the combined        Form S-4 Registration Statement and
company of technology enhancements        will be able to obtain the
for its products and operating            Solicitation/Recommendation
systems, the impact of competitive        Statement of each company when
products, services and pricing,           filed, free of charge at the SEC's
customer based requirements,              website, www.sec.gov.  In addition,
Congressional legislation,                documents filed with the SEC by
acquisition cost savings and revenue      Cohoes are available free of charge
enhancements and similar matters.         from the Secretary of Cohoes at 75
Readers are cautioned not to place        Remsen Street, Cohoes, New York
undue reliance on forward-looking         12047, telephone (518) 233-6500.
statements which are subject to           Documents filed with the SEC by
influence by the named risk factors       Hudson River are available free of
and unanticipated future events.          charge from the Secretary of Hudson
Actual results, accordingly, may          River at One Hudson City Centre,
differ materially from management         Hudson, New York 12534, telephone
expectations.                             (518) 828-4600.

We do not undertake, and                  Cohoes and Hudson River and their
specifically disclaim, any                respective directors and executive
obligation to publicly release the        officers may be deemed to be
results of any revisions which may        participants in the solicitation of
be made to any forward-looking            proxies to approve the Merger.
statements to reflect the occurrence      INFORMATION ABOUT THE PARTICIPANTS
of anticipated or unanticipated           MAY BE OBTAINED THROUGH THE SEC'S
events or circumstances after the         WEBSITE FROM THE S-4 REGISTRATION
date of such statements.                  STATEMENT FILED WITH THE UNITED
                                          STATES SECURITIES AND EXCHANGE
                                          COMMISSION ON JUNE 26, 2000, as
                                          amended.



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